Exhibit 99.1

Nature Wood Group Limited Provides Update on First-Half 2023 Financial Performance

MACAU, November 28, 2023 (GLOBE NEWSWIRE) -- Nature Wood Group Limited (“Nature Wood” or the “Company”), a global leader in vertically-integrated forestry and FSC business operations, today provides an update on its financial performance for the first half of 2023, ending June 30, 2023.

In light of the challenging global economic conditions that have significantly impacted the home building and home renovation sectors, Nature Wood anticipates that its financial results for the first half of 2023 will be lower as compared to the first half of the previous year, in terms of both revenues and earnings. This forecast reflects the broader economic trends that have affected industries worldwide, particularly those related to construction and home improvement.

Nature Wood will provide a detailed analysis and more comprehensive information when it reports its full first-half results in mid-December 2023.

Despite these short-term challenges, Nature Wood remains committed to its long-term strategy and is confident in its ability to navigate through these turbulent times. The Company continues to focus on operational efficiency, sustainable practices, and exploring new markets to strengthen its position as a leading player in the forestry and wood products industry.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on FSC business operations, timber and wood products industry. The Company’s operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through its sales network in Europe, South Asia, South America, North America and China. The Company is one of the largest exporters of wood products in Peru, with approximately 615,333 hectares of forest concessions as of June 30, 2023. In terms of the export value in 2021, the Company is (i) the second largest wood products export supplier; (ii) the second largest wood products export supplier certified by the FSC; and (iii) the largest decking product supplier, in Peru. Nature Wood is also the largest oak export supplier and the second largest hardwood export supplier, in France in terms of export volume in 2021. For more information, please visit: www.nature-wood.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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